Exhibit 99.1

(1) The amount listed includes: (i) 3,219,159 shares held by Insight Venture Partners V, L.P., 974,714 shares held by Insight Venture Partners (Cayman) V, L.P., 3,264,064 shares held by Insight Venture Partners V Coinvestment Fund, L.P. and 189,299 shares held by Insight Venture Partners V (Employee Co-Investors) (together, the “Insight V Funds”); and (ii) 102,982 shares held by Insight Venture Partners IV (Co-Investors), L.P., 111,718 shares held by Insight Venture Partners (Cayman) IV, L.P., L.P., 6,642 shares held by Insight Venture Partners IV (Fund B), L.P. and 835,640 shares held by Insight Venture Partners IV, L.P (together, the “Insight IV Funds”). The reporting person is a member of the board of managers of Insight Holdings Group, LLC, which in turn is the managing member of Insight Associates IV, L.L.C. and Insight Associates V, L.L.C. which are the general partners of the Insight IV Funds and the Insight V Funds, respectively. The reporting person disclaims beneficial ownership of these securities except to the extent of any pecuniary interest therein, and this report shall not be deemed an admission that the reporting person is the beneficial owner of the securities for purposes of Section 16 or for any other purposes.

(2) The issuer’s Convertible Preferred Stock (the “Convertible Preferred Stock”) is convertible into shares of Common Stock (“Common Stock”) at any time and has no expiration date. In connection with the issuer’s initial public offering the Convertible Preferred Stock shall convert into shares of Common Stock at a fixed initial conversion rate of one share of Common Stock per share of Convertible Preferred Stock. The Insight IV Funds and Insight Funds hold the same number of Convertible Preferred Stock as they hold Common Stock, see footnote 1.